Contact

www.linkedin.com/in/hugh-olson-iv
(LinkedIn)

Top Skills

Customer Service
Marketing
Social Media

Languages

English

Hugh Olson IV

Co-Founder/ CRO at RunnerCity | #NoAppFees #WeRunAnything
Austin, Texas, United States

Experience

RunnerCity
Co-Founder
October 2021 - Present (3 years 6 months)
Austin, Texas, United States

IBC First Equity
Underwriter II
July 2020 - Present (4 years 9 months)
Austin, Texas, United States

EDTG (Eat Drink To Go)
Founder
March 2020 - Present (5 years 1 month)
Austin, Texas, United States

SINC USA
Business Development Executive
September 2019 - May 2020 (9 months)
Austin, Texas Area

SINC USA is a leader in intimate B2B gatherings of Senior IT Executives looking to expand their education, peer connections and understanding of the technologies available to their enterprises.

Amongst other services, SINC USA offers top technology vendors the unrivaled opportunity to meet and engage with target customers in an environment that is customized to suit their specific needs and ultimately breeds long term relationships between vendor and potential customer.

Including forums and custom events, SINC USA has the capabilities to deliver lead generation and online promotion programs for clients that increase the touch point with each customer and create huge additional value beyond the market norm. SINC USA sets out to ensure stronger relationships are fostered with a clients customers quicker than the competition can offer.

Wells Fargo
Credit Loan Underwriter- 2
October 2012 - August 2019 (6 years 11 months)
Austin, Texas Area

• Analyze information received from credit applications and credit reporting
agencies to make prudent credit decisions.
• Negotiate terms and conditions of loan decisions with dealers within
established approval/exception guidelines, leveraging risk versus reward, to
ensure credit quality and profitability.
• Make exceptions to normal guidelines when necessary.
• Conduct customer interviews and investigations on non-prime credit
applications to gather and document information pertaining to making credit
decisions.
• Monitor dealer productivity and calls dealers for approvals and follow-up on
pending contracts to increase capture and conversion ratios.
• Establish dealer relationships by building rapport through telephone and field
calls.
• Develop and analyze credit goals and communicate strategies to dealers to
accomplish said goals.
• Coordinates with the Operations Department to examine and evaluate proper
documentation for funding.
• Partners with the Collections Department to resolve dealer collection issues.
• Actively participates in regularly scheduled staff meetings to communicate/
share trends, P&P, goals, updates, and other pertinent information with team
members and managers.

Education

Scotts Valley High School
High School Diploma · (2001 - 2005)

Cabrillo College